UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Invacare Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46124A101

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(646) 942-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,422,638 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,422,638 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,422,638 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes 22,103,120 shares of common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation (the “Issuer”) that may be issued upon conversion of the 1,408,002 shares of the Issuer’s 9.00% Series A Convertible Participating Preferred Stock (the “Convertible Preferred Stock”) beneficially owned by the Reporting Person. As of March 15, 2024, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 42,510,845 shares of Common Stock, consisting of (i) 22,103,120 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock; (ii) 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023; and (iii) 10,407,745 shares of Common Stock issued on March 13, 2024, in connection with the Second Amendment (as defined below).

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,422,638 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,422,638 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,422,638 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)

Includes 22,103,120 shares of Common Stock of the Issuer that may be issued upon conversion of the 1,408,002 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of March 15, 2024, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 42,510,845 shares of Common Stock, consisting of (i) 22,103,120 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock; (ii) 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023; and (iii) 10,407,745 shares of Common Stock issued on March 13, 2024, in connection with the Second Amendment.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,941,639 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,941,639 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,941,639 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes 18,618,430 shares of Common Stock of the Issuer that may be issued upon conversion of the 1,186,022 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of March 15, 2023, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 39,026,155 shares of Common Stock, consisting of (i) 18,618,430 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock; (ii) 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023; and (iii) 10,407,745 shares of Common Stock issued on March 13, 2024, in connection with the Second Amendment.

SCHEDULE 13D

CUSIP No. 46124A101

1.	NAMES OF REPORTING PERSONS DG Value Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,476,419 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,476,419 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,476,419 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes 1,925,810 shares of Common Stock of the Issuer that may be issued upon conversion of the 122,677 shares of the Convertible Preferred Stock beneficially owned by the Reporting Person. As of March 15, 2024, the most recent quarterly dividend date, the Convertible Preferred Stock conversion ratio was adjusted to 15.698216:1 to reflect an accruing payment-in-kind dividend at 9.00% per annum.

(2)

Calculated based on 22,333,535 shares of Common Stock, consisting of (i) 1,925,810 shares of Common Stock issuable upon conversion of the Reporting Person’s holdings of Convertible Preferred Stock; (ii) 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023; and (iii) 10,407,745 shares of Common Stock issued on March 13, 2024, in connection with the Second Amendment.

Explanatory Note

This Amendment No. 4 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2023, as amended by Amendment No. 1 on September 11, 2023, Amendment No. 2 on February 2, 2024 and Amendment No. 3 on February 15, 2024 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of DG Capital Management, LLC, a Delaware limited liability company (“DG Capital”), Dov Gertzulin, a citizen of the United States of America, DG Value Partners II Master Fund, LP, a Cayman Islands limited partnership (“DG Value II”) and DG Value Partners, LP, a Delaware limited partnership (“DG Value” and together with DG Capital, Mr. Gertzulin and DG Value II, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Invacare Holdings Corporation, a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On March 13, 2024, the Reporting Persons acquired an aggregate of 4,182,724 shares of Common Stock of the Issuer. These shares were issued in connection with the Reporting Persons and their affiliates making additional advances to the Issuer from their working capital in an aggregate principal amount of $4,824,000.00 under that certain Loan and Security Agreement, dated as of May 5, 2023, among Invacare Holdings Corporation, Invacare Corporation, the other borrowers and guarantors party thereto, the lenders party thereto, and White Oak Commercial Finance, LLC, as Administrative and Collateral Agent, as amended by the First Amendment to Loan and Security Agreement, dated as of February 26, 2024 (the “First Amendment”) and the Second Amendment to Loan and Security Agreement, dated as of March 13, 2024 (the “Second Amendment”). The Reporting Persons and their affiliates, together with the named stockholders listed in Item 5 below (the “Named Stockholders”) and their affiliates, became lenders under the Loan and Security Agreement pursuant to the First Amendment, which, among other things, assigned the loans and rights under the Loan and Security Agreement from the original lenders to the Named Stockholders and their affiliates.

In connection with transactions contemplated by the Second Amendment, on March 13, 2024, the Reporting Persons, together with the Named Stockholders, representing (i) more than a majority of the voting power of the Issuer’s issued and outstanding 9.00% Series A Convertible Participating Preferred Stock, $0.0001 par value per share (the “Convertible Preferred Stock”) and (ii) a majority of the Entitled Stockholders (as defined in the Certificate of Designations of the Company (the “Certificate of Designations”)), acted by written consent in lieu of a special meeting to amend the Certificate of Designations to, among other things, amend terms of the preemptive rights.

The Reporting Persons have and continue to engage in discussions with the Issuer’s management, Board and other stockholders with respect to the matters previously set forth in the Schedule 13D and may in the future take actions with respect to their investment in the Issuer with respect thereto. Without limiting the foregoing, the Reporting Persons have had discussions with the Named Stockholders, and together with the Named Stockholders, are in discussions with the Issuer’s management and the Board to explore further financing proposals, which contemplate the issuance of additional securities of the Issuer or its subsidiaries to the Reporting Persons and the Named Stockholders. In connection therewith, the Issuer and the lenders under the Loan and Security Agreement, as amended, entered into a term sheet with non-binding terms for a potential further financing and, in consideration with incurring costs and expenses with respect to such discussions, a termination fee payable to the lenders in the event the Issuer pursues alternative financing prior to April 30, 2024. There can be no guarantee that any of the Reporting Persons will enter into any such transaction, either on its own or in conjunction with some or all of the Named Stockholders.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

(a)–(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.

The shares of Common Stock reported herein are held by private investment funds and separately managed accounts for which DG Capital serves as the investment manager (the “DG Entities”). Dov Gertzulin serves as the managing member of DG Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Stock for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) Except as set forth in Item 4 above, there have been no transactions effected by the Reporting Persons during the past 60 days with respect to the Common Stock.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e) Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or her or its pecuniary interest therein.

In addition to the foregoing “group,” as a result of the Reporting Persons’ involvement in the actions described in Item 4 of this Schedule 13D Amendment, the Reporting Persons may be deemed to be member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Such “group” may constitute the following entities (including funds and accounts managed by each entity):

Name	Number of Shares of Common Stock(1)		% Ownership(2),(3)
DG Capital Management, LLC	28,422,638	(4)	66.9%
Davidson Kempner Capital Management LP	2,122,386	(5)	10.4%
Silverback Asset Management LLC	18,384,704	(6)	53.4%
Tenor Capital Management Co. L.P.	14,371,716	(7)	45.5%
Total	63,301,444		93.0%

(1)	Per each entity’s SEC filings.
(2)

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security or the right to acquire such power within 60 days. Shares of Common Stock underlying shares of Convertible Preferred Stock that are currently convertible, or are convertible within 60 days of December 15, 2023, are deemed outstanding solely for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)

Calculated based on 9,999,980 shares of Common Stock outstanding as of May 12, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023, plus the shares of Common Stock issuable upon conversion of the entity’s holdings of Convertible Preferred Stock, plus 10,407,745 shares of Common Stock issued on March 13, 2024, in connection with the Second Amendment.

(4)	See the cover pages to this Schedule 13D Amendment.
(5)

Includes 2,122,386 shares of Common Stock and no shares of Common Stock issuable upon conversion of 472,865 shares of Convertible Preferred Stock beneficially owned by Davidson Kempner Capital Management LP. The terms of a letter agreement entered into by Davidson Kempner Capital Management LP with the Company, precludes such person from converting any Convertible Preferred Stock beneficially owned by it into Common Stock in excess of 9.99% of the number of Common Stock outstanding immediately after giving effect to such conversion.

(6)	Includes 4,052,547 shares of Common Stock and 14,332,157 shares of Common Stock issuable upon conversion of 912,980 shares of Convertible Preferred Stock.
(7)	Includes 3,167,931 shares of Common Stock and 11,203,785 shares of Common Stock issuable upon conversion of 713,698 shares of Convertible Preferred Stock.

The “group” may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the “group” may be deemed to beneficially own in the aggregate 59,105,197 shares of Common Stock. The entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such entities, and the funds and accounts managed by each entity, may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D Amendment nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

2	Second Amendment to Loan and Security Agreement dated March 13, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K dated March 15, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2024

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

DOV GERTZULIN /s/ Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory

DG VALUE PARTNERS, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory